UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Quim Rock, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

California

Date of Organization:

October 5, 2016

Physical Address of Issuer:

734 15th Avenue, San Francisco, CA 94118

Website of Issuer:

https://itsquim.com/

Current Number of Employees:

2

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$515,573	$695,397
Cash & Cash Equivalents	$14,914	$141,964
Accounts Receivable	$0	$16,546
Short-term Debt	$1,277,313	$1,227,190
Long-term Debt	$164,566	$139,566
Revenues/Sales	$113,158.78	$116,601
Cost of Goods Sold	$277,350.73	$113,246
Taxes Paid	$0.00	$0.00
Net Income	($263,881.99)	($86,011)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands



April 25, 2023

FORM C-AR

QUIM ROCK, INC.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**”) is being furnished by Quim Rock, Inc., a California corporation (“**Quim Rock**” the “**Company**,” as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://itsquim.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still working on implementing its business plan and its business plan may not be successful. There can be no assurance that we will ever operate profitably or that if profitability is achieved, we will be able to maintain profits regularly. While many companies successfully return capital to investors without achieving substantial profits, there is no guarantee that such an exit will occur or be available to the Company. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by non-mature companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe and the Middle East and there have been cases of COVID-19 in Canada and the United States, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these restrictions have largely been lifted, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted. New waives or different variants of the virus could result in additional unforeseeable business disruptions. Additionally, the world or particular regions could experience pandemics related to other types of viruses, disease or similar, which could have substantial impacts on our business.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will likely require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm. our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. Our business model is subject to significant risk and may not be thoroughly tested in the market. Therefore, we may have need to modify or completely change our business model. The failure to foresee market changes and reactions in which we operate could adversely impact our business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may· not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Cyo Ray Nystrom, our CEO, Rachel Washtien, our COO, and Dana Twomey, our Director. The Company has or intends to enter into employment agreements with Cyo Ray Nystrom, Rachel Washtien, and Dana Twomey, however there can be no assurance that it will do so or that any of them will continue to be employed by the Company for a particular period of time. The loss of any of them could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to ns. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business. including causing our business model to no longer be viable. Costs associated with information security - such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud - could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Quim is a self-care line for humans with vaginas and humans without vaginas who love vaginas. Our mission at Quim is to create plant-based products that deepen the connection you have with your own body, and empower you to care for it in a way that makes sense for you. Our formulas are inspired by centuries of folk medicine and, with you, we hope to create a space for people with vaginas to share their experiences and promote shameless self- care. By reconnecting with our own bodily intuition, we can fully tap into our power as the "# 1 expert" on living in our own bodies.

Business Plan

We generate revenue through our online marketplace as well as through our retail partnerships.

The Company's Products and/or Services

Product / Service	Description	Current Market
Night Moves Intimate Oil	Night Moves Intimate Oil is a cannabis-infused oil designed to intensify sensation and increase libido, while serving as a proactive vaginal health supplement.	Regulated CA cannabis market; people experiencing a range of vaginal health issues across a spectrum of ages. Please note - this product is produced by a licensed cannabis manufacturer in California, Quim is the brand.

Oh YES! Latex-Safe Serum	Oh YES! Latex-Safe Serum is a fast-acting, cannabis-infused serum designed to increase natural lubrication and enhance sensation.	Regulated CA cannabis market; people experiencing a range of vaginal health issues across a spectrum of ages. Please note - this product is produced by a licensed cannabis manufacturer in California, Quim is the brand.
Smooth Operator Intimate Serum	Smooth Operator is a hemp CBD-infused, latex-safe serum designed to increase blood flow, promote pelvic relaxation, and decrease inflammation and pain.	Direct-to-consumer + wholesale; people experiencing a range of vaginal health issues across a spectrum of ages.
Happy Clam Everyday Oil	Happy Clam Everyday Oil is designed to keep your quim happy, healthy and moisturized. Think of it as 'eye cream for your vagina' TM.	Direct-to-consumer + wholesale; people experiencing a range of vaginal health issues across a spectrum of ages.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-lmown global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Several key competitors in the space include Foria, Maude, Apothecanna and Unbound Babes. Foria is likely our most well-known competitor, as they are a prominent cannabis-infused sexual wellness company. Quim is uniquely positioned within the industries of cannabis, sexual wellness, sex tech and period care. While we technically have market competition, our offering is unique.

Customer Base

Our products are a good fit for humans with vaginas of all ages, often curious Millennials and Baby Boomers.

Supply Chain

We obtain our products from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

The Company has the following registered intellectual property rights:

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country
87931784	QUIM ROCK	Providing information in the fields of health and wellness; Providing on-line information, news and commentary in the field of health and wellness relating to vaginal health and wellness	May 22, 2018	November 10, 2020	USA
87931857	QUIM	Medical lubricant, namely, vaginal lubricants; Personal lubricants; Personal	December 20, 2018	July 14, 2020	USA

		sexual lubricants; Vaginal moisturizers; Water-based personal lubricants, all of the foregoing containing CBD derived solely from cannabis with a delta-9 THC concentration of not more than 0.3% on a dry weight basis			
88327915	EYE CREAM FOR YOUR VAGINA	Medical lubricant, namely, vaginal lubricants; Natural herbal supplements; Personal lubricants; Personal sexual lubricants; Topical preparations, namely, oils and creams, for enhancing sexual arousal; Vaginal moisturizers; Water-based personal lubricants	March 6, 2019	December 24, 2019	USA
88045286	A SELF-CARE LINE FOR HUMANS WITH VAGINAS AND HUMANS WITHOUT VAGINAS WHO LOVE VAGINAS	Vaginal moisturizers; Personal lubricants; Water-based personal lubricants; all of the aforementioned goods containing cannabis or cannabis extracts with a delta-9 tetrahydrocannabinol (THC) concentration of not more than 0.3% on a dry weight basis	December 20, 2018	Abandoned	USA
88649844	HAPPY CLAM	Personal lubricants; Vaginal Moisturizers; all the foregoing containing CBD derived solely from hemp with less than 0.3% THC on a dry weight basis	October 10, 2019	Abandoned	USA
88650399	SMOOTH OPERATOR	Vaginal moisturizers, all the foregoing containing CBD derived solely from hemp with less than 0.3% THC on a dry weight basis	October 10, 2019	Under Examination	USA
02002307	NIGHT MOVES	N/A	October 9, 2019	October 9, 2019	CA only
02002312	OH YES!	N/A	October 9, 2019	October 9, 2019	CA only
301559	QUIM	N/A	May 29, 2018	May 29, 2018	CA only

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company previously sued one of its manufacturers. However, the lawsuit was settled and the Company received $38,000 pursuant to the settlement.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Cyo Ray Nystrom	CEO, Director	Quim Rock - CEO. 2016 - Present	B.A. History, Art History, African American Studies - Kenyon College class of 2012
Rachel Washtien	COO, Director	Quim Rock - COO. 2016 - Present	B.A. Economics, Spanish - Occidental College class of 2012
Dana Twomey	Director	West Monroe Partners - Sr. Manager. 2017 -Present. Quim Rock- Director. February 2022 - Present.	Dana has a Bachelor's degree from Denison University and an MBA from the University of Notre Dame.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized membership units consist of 100,000,000 Units ("**Units**").

Outstanding Membership Units

As of the date of this Form C-AR, the Company's outstanding Units consists of:

Type	Common Stock
Number of shares Authorized	1,000,000
Number of shares Outstanding	626,000
Par Value Per Share	$.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Stock which may dilute the Security
Percentage ownership of the Company by the	

holders of such security (assuming conversion prior to the Offering if convertible securities).	71.40%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Stock Options
Amount Outstanding	18,908
Voting Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Stock Options which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	2.16%

Type	Crowd SAFE
Face Value	$318,289
Voting Rights	None
Material Terms	Valuation Cap: $10,000,000 Discount Rate: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional SAFEs which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	3.69%

Type	SAFEs
Face Value	$913,000
Voting Rights	None but may receive them upon conversion
Material Terms	Valuation Cap: $5,000,000 Discount Rate: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the SAFE holders will be entitled to stock of the company, which will dilute holders of Crowd SAFEs.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	21.18%

Type	SAFEs
Face Value	$157,000
Voting Rights	None but may receive them upon conversion
Material Terms	Valuation Cap: $12,000,000 Discount Rate: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the SAFE holders will be entitled to stock of the company, which will dilute holders of Crowd SAFEs.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	1.57%

*The percentage interest here assumes: (I) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of $10,000,000 is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely. to impact the actual percentages.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding: None.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Cyo Nystrom	300,000 shares of Common Stock	47.92%
Rachel Washtien	300,000 shares of Common Stock	47.92%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (2021)

Total Income	Taxable Income	Total Tax
$20,542	($132,475)	$0

Liquidity and Capital Resources

On January 24, 2021, the Company closed an offering pursuant to Regulation CF and raised $318,289.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE	$50,000	1	COGS, Operations, Marketing, Product Development	May 27, 2019	Section 4(a)(2)
SAFE	$25,000	1	COGS, Operations, Marketing, Product Development	June 18, 2019	Section 4(a)(2)
SAFE	$25,000	1	COGS, Operations, Marketing, Product Development	May 28, 2019	Section 4(a)(2)
SAFE	$12,500	1	COGS, Operations, Marketing, Product Development	January 31, 2019	Section 4(a)(2)
SAFE	$25,000	1	COGS, Operations, Marketing, Product Development	May 20, 2019	Section 4(a)(2)
SAFE	$10,000	1	COGS, Operations, Marketing, Product Development	May 29, 2019	Section 4(a)(2)
SAFE	$5,000	1	COGS, Operations, Marketing, Product Development	August 1, 2019	Section 4(a)(2)
SAFE	$125,000	1	COGS, Operations, Marketing, Product Development	August 14, 2019	Section 4(a)(2)
SAFE	$15,000	1	COGS, Operations, Marketing, Product Development	April 19, 2020	Section 4(a)(2)

SAFE	$10,000	1	COGS, Operations, Marketing, Product Development	February 3, 2020	Section 4(a)(2)
SAFE	$100,000	1	COGS, Operations, Marketing, Product Development	July 28, 2019	Section 4(a)(2)
SAFE	$7,500	1	COGS, Operations, Marketing, Product Development	April 21, 2020	Section 4(a)(2)
SAFE	$15,000	1	COGS, Operations, Marketing, Product Development	June 14, 2020	Section 4(a)(2)
Crowd SAFE	$318,289 face value of the safes	1	COGS, Operations, Marketing, Product Development	January 24, 2021	Regulation Crowdfunding
SAFE	$25,000	1	Working Capital	October 8, 2021	Section 4(a)(2)
SAFE	$100,000	1	Working Capital	September 30, 2021	Section 4(a)(2)
SAFE	$32,000	1	Working Capital	November 8, 2021	Section 4(a)(2)
Stock Options	N/A	18,908	N/A	December 12, 2022	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Cyo Ray Nystrom
(Signature)

Cyo Ray Nystrom
(Name)

Chief Executive Officer
(Title)

I, Cyo Ray Nystrom, the CEO of Quim Rock, Inc., certify that the financial statements of Quim Rock, Inc. included in this Form are true and complete in all material respects.

/s/ Cyo Ray Nystrom
(Signature)

Cyo Ray Nystrom
(Name)

Chief Executive Officer
(Title)

April 25, 2023
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Cyo Ray Nystrom
(Signature)

Cyo Ray Nystrom
(Name)

Director
(Title)

April 25, 2023
(Date)

/s/ Rachel Washtien
(Signature)

Rachel Washtien
_____
(Name)

Director
_____
(Title)

April 25, 2023
_____
(Date)

/s/ Dana Twomey
_____
(Signature)

Dana Twomey
_____
(Name)

Director
_____
(Title)

April 25, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Balance Sheet


Quim Rock
As at 31 December 2022


	31 Dec 2022
Assets	
Cash and Cash Equivalents	
Cash Account	(4,021)
Dama Checking	19,141
Quim Rock Checking	(207)
Total Cash and Cash Equivalents	**14,914**
Current Assets	
Accumulated depreciation	(3,228)
Due from Marrow	229,135
Inanna Retainer	9,046
Loan Receivable	10,000
Prepayments	5,750
The Galley Retainer	17,000
WIP - Work in Progress	148,917
Total Current Assets	**416,620**
Property, Plant and Equipment	
Inventory Asset	58,776
Office Equipment	3,228
WS Retainer	22,035
Total Property, Plant and Equipment	**84,039**
Total Assets	**515,573**
Liabilities and Equity	
Liabilities	
Current Liabilities	
AMEX Quim Rock Inc.	655
Andy Rust - Investment Note	49,965
EDCI (Paul Rosen) - Investment Note	24,990
Hebrew Free Loan	49,250
Historical Adjustment	(18)
ICCY (Paul Rosen) - Investment Note	24,990
Jennifer Piro - Investment Note	10,000
John Gorup - Investment Note	63,000
JP Capital - Investment Note	75,000
Ken Rubin - Investment Note	25,000
Larry Washtien - Investment Note	32,500
Louis Sterling - Investment Note	12,500

Balance Sheet

	31 Dec 2022
Mark Bolger - Investment Note	50,000
Matthew Donovan - Investment Note	25,000
Michael Solomon - Investment Note	40,000
Nystrom Family Trust - Investment Note	25,000
Patrick Bennett - Investment Note	24,985
Paul Brinson - Investment Note	25,000
Paul Peterson - Investment Note	25,000
Payroll Wages Payable	169
Peter Feifel - Investment Note	114,980
Qinglan Pan - Investment Note	25,000
Quim Rock Chase	1,083
Republic Payout 1 - Investment Note	51,884
Republic Payout 2 - Investment Note	155,000
Republic Payout 3 - Investment Note	79,899
Rounding	-
Safe Investment Note 2	157,000
Sales Tax	(296)
Steven Gifis - Investment Note	25,000
Suspense	(127)
Vince Kerkoff - Investment Note	25,000
Visa Signature Business	(95)
William Courtright - Investment Note	60,000
Total Current Liabilities	**1,277,313**
Non-Current Liabilities	
Babel Ventures - Investment Note	125,000
Barbara Minuzzi - Investment Note	5,000
Loan	25,000
Partner Investment	9,566
Total Non-Current Liabilities	**164,566**
Total Liabilities	**1,441,879**
Equity	
Common Stock	60
Current Year Earnings	(244,702)
Retained Earnings	(681,664)
Total Equity	**(926,306)**
Total Liabilities and Equity	**515,573**

Balance Sheet


Marrow Industries
As at 31 December 2022


	31 Dec 2022
Assets	
Cash and Cash Equivalents	
Marrow Industries	56,454
Total Cash and Cash Equivalents	**56,454**
Current Assets	
Accounts Receivable	1
WIP	24,893
Total Current Assets	**24,893**
Property, Plant and Equipment	
Cash Asset	4,387
Total Property, Plant and Equipment	**4,387**
Total Assets	**85,735**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Historical Adjustment	94
R. WASHTIEN Credit Card	44,861
Sales Tax	3,270
Visa Signature Business	(17)
Total Current Liabilities	**48,209**
Non-Current Liabilities	
Due to Quim Rock	229,163
Total Non-Current Liabilities	**229,163**
Total Liabilities	**277,372**
Equity	
Current Year Earnings	(16,786)
Retained Earnings	(174,851)
Total Equity	**(191,638)**
Total Liabilities and Equity	**85,735**

Income Statement (Profit and Loss)

Quim Rock
For the month ended December 31, 2022

	DEC 2022	NOV 2022	OCT 2022	SEP 2022	AUG 2022	JUL 2022	JUN 2022	MAY 2022	APR 2022	MAR 2022	FEB 2022	JAN 2022
Income												
Gross Product Revenue - Night Moves	1,203.00	2,458.80	5,146.08	2,670.72	5,864.00	2,076.00	-	8,590.70	2,400.00	-	14,230.00	5,520.00
Night Moves Travel Size	-	-	-	-	-	-	-	-	-	-	1,190.00	3,840.00
Product Royalties - Oh Yes!	126.00	1,078.80	4,968.00	1,134.00	5,918.40	2,286.72	-	5,040.00	2,390.65	-	16,279.68	7,343.96
Sales	-	-	-	-	-	11,403.27	-	-	-	-	-	-
Total Income	**1,329.00**	**3,537.60**	**10,114.08**	**3,804.72**	**11,782.40**	**15,765.99**	**-**	**13,630.70**	**4,790.65**	**-**	**31,699.68**	**16,703.96**
Cost of Goods Sold												
COGS: Case Expenses	-	-	136.21	-	-	-	-	200.89	-	-	893.94	-
COGS: Intimate Oil MV – Packaging	-	-	-	-	-	-	-	-	-	-	4,100.00	-
COGS: Latex Safe – Packaging	-	-	-	-	-	-	-	-	-	-	4,206.70	-
COGS: Licensing Fees	-	-	25.00	-	-	-	-	93.00	-	5.00	-	-
COGS: Packaging - Night Moves Travel	345.01	-	-	-	-	-	-	-	-	-	-	-
COGS: Research & Development	-	-	-	-	-	-	62.68	-	-	-	-	-
COGS: Shipping	-	-	24.05	100.99	-	26.50	54.43	-	-	628.76	10.40	42.83
COGS-Packaging	-	-	-	-	-	-	-	-	610.39	-	-	-
Inanna Production Costs	-	-	-	-	-	-	-	-	4,580.99	-	-	-
Intimate Oil MV – Non-cannabis material	-	-	93.51	-	-	-	-	-	-	-	4,395.32	-
Wages and Salaries	21,292.72	21,130.18	21,130.18	21,450.68	21,450.68	21,434.16	21,434.16	21,934.16	20,133.87	18,672.41	18,676.93	27,974.00
Total Cost of Goods Sold	**21,637.73**	**21,130.18**	**21,408.95**	**21,551.67**	**21,450.68**	**21,460.66**	**21,551.27**	**22,228.05**	**25,325.25**	**19,306.17**	**32,283.29**	**28,016.83**
Gross Profit	**(20,308.73)**	**(17,592.58)**	**(11,294.87)**	**(17,746.95)**	**(9,668.28)**	**(5,694.67)**	**(21,551.27)**	**(8,597.35)**	**(20,534.60)**	**(19,306.17)**	**(583.61)**	**(11,312.87)**
Operating Expenses												
Advertising & Marketing - Event Sponsorship	15.41	-	-	-	-	-	-	-	-	299.00	-	-
Bank Service Charges	730.00	752.09	535.00	693.64	461.89	497.92	772.08	537.33	262.60	835.54	-	-

	DEC 2022	NOV 2022	OCT 2022	SEP 2022	AUG 2022	JUL 2022	JUN 2022	MAY 2022	APR 2022	MAR 2022	FEB 2022	JAN 2022
Consulting & Accounting	-	-	2,900.00	-	-	-	-	-	-	500.00	-	-
Dues & Subscriptions	754.08	697.08	725.23	821.23	830.22	842.83	1,474.83	863.37	891.23	991.24	1,588.02	1,592.91
Employee Benefits	1,345.38	1,345.38	714.15	1,976.61	1,976.61	1,976.61	1,779.99	1,610.65	1,667.10	699.98	1,576.72	1,576.72
General Expenses	163.46	-	158.10	15.30	893.91	103.50	77.00	74.13	36.00	-	369.68	101.60
Insurance	52.02	262.34	322.87	348.87	345.52	345.52	401.56	337.83	313.53	296.86	4,143.57	2,045.77
Interest Expense	50.29	46.75	41.73	39.89	40.83	56.22	55.10	52.96	-	-	-	-
Legal Expenses	-	-	-	-	-	-	-	-	-	800.00	2,089.00	-
Meals & entertainment	10.10	208.83	-	223.63	-	-	107.39	51.04	-	219.87	816.73	23.42
Medical Insurance - Employee	-	-	-	-	-	-	-	169.34	-	169.34	-	-
Office Expenses	300.00	300.00	300.00	300.00	300.00	300.00	300.00	327.55	863.57	367.07	300.00	307.18
Outside Services	199.91	-	-	-	500.00	-	-	69.00	3,399.40	-	2,000.00	7,260.00
Payroll Tax Expense	1,517.28	1,517.68	1,451.03	1,580.37	1,615.73	1,584.62	1,604.34	1,625.14	1,818.85	1,326.78	1,445.20	2,250.74
Rental Space - Storage	1,928.00	-	1,753.00	(500.00)	500.00	-	-	-	-	-	-	-
State Income Tax	-	-	-	-	-	-	-	-	800.00	-	-	-
Trademarking	-	-	-	225.00	-	-	250.00	-	-	-	-	-
Travel	-	91.73	-	54.13	-	-	19.85	99.52	9.99	621.98	-	61.86
Website Hosting/Maintenance	-	20.17	131.30	-	-	-	-	-	-	-	-	-
Total Operating Expenses	7,065.93	5,242.05	9,032.41	5,778.67	7,464.71	5,707.22	6,842.14	5,817.86	10,062.27	7,127.66	14,328.92	15,220.20
Operating Income	(27,374.66)	(22,834.63)	(20,327.28)	(23,525.62)	(17,132.99)	(11,401.89)	(28,393.41)	(14,415.21)	(30,596.87)	(26,433.83)	(14,912.53)	(26,533.07)
Net Income	(27,374.66)	(22,834.63)	(20,327.28)	(23,525.62)	(17,132.99)	(11,401.89)	(28,393.41)	(14,415.21)	(30,596.87)	(26,433.83)	(14,912.53)	(26,533.07)

Income Statement (Profit and Loss)

Marrow Industries
For the month ended December 31, 2022

	DEC 2022	NOV 2022	OCT 2022	SEP 2022	AUG 2022	JUL 2022	JUN 2022	MAY 2022	APR 2022	MAR 2022	FEB 2022	JAN 2022
Income												
Retail Sales - Happy Clam	3,893.03	6,164.69	3,828.33	4,058.08	3,775.07	4,935.16	3,500.53	4,685.92	4,693.12	4,424.25	4,443.45	4,101.97
Retails Sales - Smooth Operator	7,946.70	11,999.07	10,385.96	8,367.09	8,306.29	10,076.51	8,998.17	8,682.58	10,363.37	9,746.35	12,467.12	10,373.92
Wholesale Sales - Happy Clam	100.00	264.00	419.00	98.00	1,014.46	270.00	610.00	1,584.00	2,889.50	1,584.00	720.00	636.41
Wholesale Sales - Happy Clam 10ml	-	-	480.00	-	510.00	-	-	-	-	-	-	-
Wholesale Sales - Madewell	383.74	64.52	137.40	33.60	134.40	-	-	-	-	-	-	-
Wholesale Sales - Smooth Operator	772.00	1,320.00	3,224.00	978.00	8,562.69	1,134.00	3,352.00	3,120.00	3,416.50	4,678.80	1,392.00	6,913.75
Wholesale Sales - Smooth Operator 10ml	-	-	600.00	-	510.00	-	-	-	-	-	-	-
Total Income	13,095.47	19,812.28	19,074.69	13,534.77	22,812.91	16,415.67	16,460.70	18,072.50	21,362.49	20,433.40	19,022.57	22,026.05
Cost of Goods Sold												
COGS - Smooth Operator Hemp	-	-	-	-	-	-	-	-	3,700.00	-	-	-
COGS - Smooth Operator Packaging	-	-	-	-	-	-	-	2,057.00	6,378.56	-	1,325.00	-
COGS: Case Expenses	-	-	-	-	-	-	-	210.14	174.71	-	-	-
COGS: Happy Clam non-hemp	-	-	-	-	-	-	-	-	4,870.00	-	-	-
COGS: Happy Clam Packaging	-	-	-	-	-	-	-	2,032.85	7,978.42	-	1,325.00	-
COGS: Licensing Fees	-	-	25.00	-	-	-	-	154.00	-	-	-	-
COGS: Outside Service	2,248.45	9,092.09	5,152.08	4,524.05	4,373.15	9,206.96	10,498.30	13,566.81	13,151.31	3,767.38	3,779.55	3,812.29
COGS: Research & Development	-	-	-	-	-	-	-	-	2,464.34	-	-	770.00
COGS: Shipping	2,059.62	244.29	(589.32)	34.16	108.99	1,313.83	5,546.20	1,360.37	(336.43)	7,308.65	(317.43)	7,968.09
COGS-Lab Testing	-	-	-	-	-	-	-	605.00	-	-	-	-
Total Cost of Goods Sold	4,308.07	9,336.38	4,587.76	4,558.21	4,482.14	10,520.79	16,044.50	19,986.17	38,380.91	11,076.03	6,112.12	12,550.38
Gross Profit	8,787.40	10,475.90	14,486.93	8,976.56	18,330.77	5,894.88	416.20	(1,913.67)	(17,018.42)	9,357.37	12,910.45	9,475.67
Operating Expenses												

	DEC 2022	NOV 2022	OCT 2022	SEP 2022	AUG 2022	JUL 2022	JUN 2022	MAY 2022	APR 2022	MAR 2022	FEB 2022	JAN 2022
Advertising & Marketing - Event Sponsorship	-	-	-	-	-	-	159.25	-	-	-	-	-
Advertising & Marketing: General Marketing Materials	151.62	-	-	-	280.65	-	613.02	-	128.51	-	-	33.50
Advertising & Marketing:Event Sponsorship:Event Materials	-	-	-	-	-	-	6.56	-	-	-	-	-
Advertising & Marketing:Influencer Marketing	150.00	930.00	-	-	-	-	1,200.00	-	-	-	-	-
Advertising & Marketing:Paid Marketing	4,037.98	5,117.08	5,692.15	6,267.79	3,587.50	1,287.50	2,580.50	1,250.00	4,635.00	11,235.00	8,886.91	8,866.00
Advertising & Marketing:Photographer Payment	-	-	-	-	-	-	-	700.00	-	-	-	-
Affiliate Contract Payments	-	-	-	58.36	-	-	68.84	4.32	4.80	16.80	53.48	-
Bank Service Charges	-	63.00	82.78	5.60	6.00	84.37	6.40	26.05	163.77	4.80	2.80	106.15
Charitable Donations	51.43	126.43	51.43	51.43	106.43	51.43	264.43	101.43	168.43	401.43	51.43	449.43
Consulting & Accounting	-	-	2,450.00	-	-	-	-	-	-	-	-	-
Design Services	-	-	-	-	350.00	-	-	-	-	-	-	-
Dues & Subscriptions	135.15	160.15	102.30	102.30	202.28	135.27	102.30	102.30	129.84	191.30	1,239.30	129.27
Insurance	-	172.09	172.09	172.09	172.09	172.09	172.09	172.09	172.09	172.09	980.22	-
Interest Expense	805.07	779.90	691.58	660.78	593.54	525.59	581.50	487.51	119.65	169.07	-	-
Karen Alweil Studio Commission	264.00	185.77	261.31	247.94	99.36	200.69	903.21	205.67	943.20	328.76	628.67	104.95
Legal Expenses	-	-	-	-	-	-	-	-	-	398.00	-	-
Meals & entertainment	14.72	-	-	-	-	-	-	-	-	-	-	-
State Income Tax	-	-	-	-	-	-	-	-	800.00	-	-	-
Website Hosting/Maintenance	79.00	89.00	-	108.00	-	1,861.50	2,520.00	-	2,380.00	-	358.75	79.00
Total Operating Expenses	5,688.97	7,623.42	9,503.64	7,674.29	5,397.85	4,318.44	9,178.10	3,049.37	9,645.29	12,917.25	12,201.56	9,768.30
Operating Income	3,098.43	2,852.48	4,983.29	1,302.27	12,932.92	1,576.44	(8,761.90)	(4,963.04)	(26,663.71)	(3,559.88)	708.89	(292.63)
Net Income	3,098.43	2,852.48	4,983.29	1,302.27	12,932.92	1,576.44	(8,761.90)	(4,963.04)	(26,663.71)	(3,559.88)	708.89	(292.63)